                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                             McRAE INDUSTRIES, INC.
                                (Name of Issuer)


                      $1.00 PAR VALUE CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                    582757209
                                 (CUSIP Number)




                             BARBARA R. FRITH, ESQ.
                         100 N. TRYON STREET, SUITE 4200
                 CHARLOTTE, NORTH CAROLINA 28202 (704) 331-7400
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 11, 1997
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].





                               (Page 1 of 8 Pages)

CUSIP No.     582757209          SCHEDULE 13D   Page     2    of    8     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                                                              Daniel Gary McRae
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)     [ ]
                                                                    (b)     [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                                                             00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                                                       UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                                              41,402
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                              509,385
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                             41,402
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                                        509,385
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        550,787
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                                                          30.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                                                                             IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 2 of 8 Pages)

CUSIP No.     582757209          SCHEDULE 13D   Page     3    of    8     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                                                            James William McRae
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)     [ ]
                                                                    (b)     [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                                                             00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                                                       UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                                              20,309
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                              509,385
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                             20,309
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                                        509,385
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        529,694
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                                                          29.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                                                                             IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 3 of 8 Pages)

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), of McRae Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 402 North Main Street, Mount Gilead, North Carolina 27306.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This statement is being filed by Daniel Gary McRae and James William McRae. The business address of Mr. D. Gary McRae is 402 North Main Street, Mount Gilead, North Carolina 27306 and his principal occupation is that of President and Chief Executive Officer of the Issuer. The business address of James W. McRae is also 402 North Main Street, Mount Gilead, North Carolina 27306 and his principal occupation is that of Vice President of the Issuer.

         (d) During the past five years, neither Mr. D. Gary McRae nor Mr. James
W. McRae has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Mr. D. Gary McRae nor Mr. James
W. McRae has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. D. Gary McRae and Mr. James W. McRae are each citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each of Mr. D. Gary McRae and James W. McRae (the "Co-Executors") collectively acquired the sole voting and dispositive power over 509,385 shares of the Class A Common Stock reported herein (the "Testamentary Shares"), under the Will dated July 3, 1996 (the "Will") of their father, Branson J. McRae who died on February 26, 1997 (the "Decedent") upon qualification as co-executors of the estate of the Decedent on March 11, 1997 under the local law of Montgomery County, North Carolina.

         No funds or other consideration were used in the acquisition of the Testamentary Shares as the Co-Executors became the beneficial owner of the Testamentary Shares not by purchase but by operation of law under the Will.

         In addition, each of the Co-Executors beneficially owns certain other shares of Class A Common Stock (the "Other Shares") which were primarily acquired by each respective Co-Executor by gift and by purchase in the years prior to the death of the Decedent. The amount of such Other Shares is not material.

                               (Page 4 of 8 Pages)

ITEM 4.  PURPOSE OF TRANSACTION.

         Since the Co-Executors acquired beneficial ownership of the Testamentary Shares not by purchase but by operation of law they became beneficial owners without motive or purpose. The Co-Executors intend to hold the Testamentary Shares in their capacity as Co-Executors under the Will for investment. Each Co-Executor intends to hold his respective Other Shares also for investment.

         The Co-Executors, together with respect to the Testamentary Shares and individually with respect to their respective Other Shares, intend to evaluate the business and prospects of the Issuer and depending on their evaluation, other investment opportunities, market conditions and other factors as they may deem material, the Co-Executors, either individually or together in their capacity as co-executors, may seek to acquire additional shares of the Class A Common Stock in the open market or otherwise, including conversion of shares of Class B Common Stock into Class A Common Stock pursuant to the Certificate of Incorporation of the Issuer. Alternatively, they may dispose of all or a portion of the shares of the Class A Common Stock presently held or hereafter acquired. Currently, the Co-Executors do not intend, either individually or together in their capacity as co-executors, to acquire a material number of shares of Class A Common Stock in the open market.

         Except as set forth in this Item 4, the Co-Executors have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of Class A Common Stock that Mr. D. Gary McRae beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 550,787 which constitutes approximately 30.4% of the outstanding shares of the Class A Common Stock. Mr. D. Gary McRae disclaims beneficial ownership with respect to all such shares described in Item 5(b)(1)(ii) and (iii).

         The aggregate number of shares of Class A Common Stock that Mr. James
W. McRae beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 529,694 which constitutes approximately 29.2% of the outstanding shares of the Class A Common Stock. Mr. James W. McRae disclaims beneficial ownership with respect to all such shares described in Item 5(b)(2)(ii) and
(iii).

         (b) The shares of Class A Common Stock reported herein are beneficially owned among Messrs. D. Gary McRae and James W. McRae as follows:

                  (1) With respect to Mr. D. Gary McRae, the 550,787 aggregate amount of shares of Class A Common Stock are beneficially owned as follows:

                           (i) 36,302 shares of Class A Common Stock are
                  beneficially owned by Mr. D. Gary McRae directly. Mr. D. Gary McRae has the sole investment


                               (Page 5 of 8 Pages)
                  power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                           (ii) 4,000 shares of Class A Common Stock are owned
                  by Mr. D. Gary McRae's minor children and 1,100 shares of Class A Common Stock are owned by his wife. Mr. D. Gary McRae indirectly has the sole investment power to dispose or direct the disposition of these shares and he indirectly has the sole voting power to vote or direct the voting of these shares.

                           (iii) 509,385 shares of Class A Common Stock (the
                  Testamentary Shares) are beneficially owned by Mr. D. Gary McRae as Co-Executor under the Will. In such capacity, Mr. D. Gary McRae has the shared investment power to dispose or direct the disposition of these shares and he has the shared voting power to vote or direct the voting of these shares. He shares such investment and voting power with Mr. James W. McRae, his brother.

                  (2) With respect to Mr. James W. McRae, the 529,694 aggregate amount of shares of Class A Common Stock are beneficially owned as follows:

                           (i) 16,309 shares of Class A Common Stock are
                  beneficially owned by Mr. James W. McRae directly. Mr. James
                  W. McRae has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                           (ii) 4,000 shares of Class A Common Stock are owned
                  by Mr. James W. McRae's minor children or children who reside in the same household. Mr. James W. McRae indirectly has the sole investment power to dispose or direct the disposition of these shares and he indirectly has the sole voting power to vote or direct the voting of these shares.

                           (iii) 509,385 shares of the Class A Common Stock (the
                  Testamentary Shares) are beneficially owned by Mr. James W. McRae as Co-Executor under the Will. In such capacity, Mr. James W. McRae has the shared investment power to dispose or direct the disposition of these shares and he has the shared voting power to vote or direct the voting of these shares. He shares such investment and voting power with Mr. D. Gary McRae, his brother.

         (c) During the past 60 days, neither Co-Executor has purchased, sold or otherwise acquired any shares of Class A Common Stock except as set forth herein upon qualification as Co-Executors.

         (d) No person other than the Co-Executors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Testamentary Shares reported herein. No person other than Mr. D. Gary McRae and Mr. James W. McRae have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective Other Shares reported herein.

                               (Page 6 of 8 Pages)

         (e) This paragraph is inapplicable and has been omitted.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Co-Executors have entered into a Co-Executor Agreement, dated March 18, 1997 (the "Agreement"), which provides that Section 28A-13-6(d) of the North Carolina General Statutes shall govern with respect to the voting of corporate shares of stock and other securities held in their capacities as co-executors under the Will. Section 28A-13-6(d) provides that if two or more personal representatives own shares of corporate stock, their acts with respect to voting shall have the following effect:

                  (1) If only one votes, in person or by proxy, his act binds all;

                  (2) If more than one vote, in person or by proxy, the act of the majority so voting binds all; and

                  (3) If one or more vote, in person or by proxy, but the vote is evenly split on any particular matter, each fraction is entitled to vote the stock or other securities in question proportionately.

In addition, the Agreement provides that all acts, including disposition of the Testamentary Shares, must be performed or exercised by both of the Co-Executors, unless otherwise specified therein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.    Joint Filing Agreement

         Exhibit 2.    Co-Executor Agreement, dated March 18, 1997, between
                       D. Gary McRae and James W. McRae.


                               (Page 7 of 8 Pages)

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



s/ D. Gary McRae                                            March 20, 1997
-------------------------------------
D. Gary McRae




                               (Page 8 of 8 Pages)

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them a statement on Schedule 13D with respect to the Class A Common Stock, $1.00 par value, of McRae Industries, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

         IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 20th day of March, 1997.


                                           s/D. Gary McRae
                                           ----------------------------
                                           D. Gary McRae


                                           s/James W. McRae
                                           ----------------------------
                                           James W. McRae

                                                                       EXHIBIT 2

STATE OF NORTH CAROLINA

COUNTY OF MONTGOMERY


         THIS AGREEMENT, made and entered into this 18th day of March, 1997, by and between Daniel Gary McRae, a resident of Mt. Gilead, North Carolina, and James William McRae, a resident of Mt. Gilead, North Carolina, hereafter referred to as the "Co-Executors";


                              W I T N E S S E T H:

         WHEREAS, on March 11, 1997, Daniel Gary McRae and James William McRae qualified as Co-Executors of the Estate of Branson J. McRae ("the Estate") before the Clerk of Superior Court of Montgomery County, North Carolina; and

         WHEREAS, pursuant to Section 28A-13-6(c) of the North Carolina General Statutes, the Co-Executors desire to enter into an agreement providing for the exercise by one of the said Co-Executors of certain powers granted to the Co-Executors under the Last Will and Testament of Branson J. McRae.

         NOW, THEREFORE, in consideration of the premises and pursuant to
Section 28A-13-6(c) of the North Carolina General Statutes, the Co-Executors hereby agree as follows:

         1. Each or either of the Co-Executors acting alone may open and maintain bank accounts for the Estate and each or either of the Co-Executors acting alone may sign or draw checks thereon or take any other action with respect thereto.

         2. Each or either of the Co-Executors acting alone may enter any safe deposit box rented by the Co-Executors for the Estate.

         3. Each or either of the Co-Executors acting alone may collect claims and debts due the Estate and give receipts therefor; and each or either of the Co-Executors acting alone may pay claims against and debts of the Estate, and may compromise claims in favor of or against the Estate.

         4. Each or either of the Co-Executors acting alone may list property for taxes and sign state, municipal and county tax returns.

         5. Each or either of the Co-Executors acting alone may employ attorneys and/or accountants for the Estate.

         6. Each or either of the Co-Executors acting alone may have custody of the property of the Estate.

         7. Section 28A-13-6(d) of the North Carolina General Statutes shall govern with respect to the voting of corporate shares of stock and other securities.

         8. Except as provided herein, all other acts, duties, powers and authority must be done, performed or exercised by both of the Co-Executors.

         9. This Agreement shall be effective when filed with and approved by the Clerk of the Superior Court of Montgomery County, North Carolina.

        10. This Agreement may be amended or terminated by a written instrument executed by both Co-Executors and filed with the Clerk of Superior Court of Montgomery County, North Carolina.

         IN WITNESS WHEREOF, Daniel Gary McRae and James William McRae, Co-Executors of the Estate of Branson J. McRae, have hereunto set their hands and seals this the day and year first above written.


                                 s/Daniel Gary McRae                     [SEAL]
                                 --------------------------------------
                                 Daniel Gary McRae, Co-Executor of the
                                 Estate of Branson J. McRae



                                 s/James William McRae                   [SEAL]
                                 --------------------------------------
                                 James William McRae, Co-Executor of the
                                 Estate of Branson J. McRae

STATE OF NORTH CAROLINA
COUNTY OF MONTGOMERY


         I, Priscilla E. Maness, a Notary Public, do hereby certify that Daniel Gary McRae, Co-Executor of the Estate of Branson J. McRae, personally appeared before me this day and acknowledged the due execution of the foregoing instrument.

         WITNESS my hand and notarial seal, this 18 day of March 1997.


                                        s/Priscilla E. Maness            [SEAL]
                                        --------------------------------
                                        Notary Public


My Commission Expires:

      2-17-2000
-----------------------




STATE OF NORTH CAROLINA
COUNTY OF MONTGOMERY


         I, Priscilla E. Maness, a Notary Public, do hereby certify that James William McRae, Co-Executor of the Estate of Branson J. McRae, personally appeared before me this day and acknowledged the due execution of the foregoing instrument.

         WITNESS my hand and notarial seal, this 18 day of March, 1997.


                                        s/Priscilla E. Maness            [SEAL]
                                        --------------------------------
                                        Notary Public


My Commission Expires:

      2-17-2000
-----------------------




         The undersigned, pursuant to Section 28A-13-6(c) of the North Carolina General Statutes, hereby approves the above Agreement between the Co-Executors of the Estate of Branson J. McRae.


                                   --------------------------------------------
                                   Clerk of Superior Court of Montgomery County